SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 26)

            Under the Securities Exchange Act of 1934

                       MEDIA GENERAL, INC.
                        (Name of Issuer)

         Class A Common Stock, Par Value $5 Per Share
                (Title of Class and Securities)


                            584404107
              (CUSIP Number of Class of Securities)



         J. Hamilton Crawford, Jr., Gabelli Funds, Inc.,
 One Corporate Center, Rye, New York 10580-1434, (914) 921-5128
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         June 3, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement because of Rule 13D-1(b)(3) or (4), check the following
box:                                           ____
                                              /___/

Check the following box if a fee is being paid with this Statement:

                                                 ____
                                                /___/

_________________________________________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.                I.D. No. 13-3307115
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /x___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     3,144,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None      (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     3,144,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None      (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,500 (Item 5)
_________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                        ____
                                                     /___/
_________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.25%
_________________________________________________________________
(14)  TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
______________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /x___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     4,244,350 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     4,617,450 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,450 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                        ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      17.97%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli & Company, Inc.            I.D. No. 13-2885006
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO: Funds of client discretionary accounts and working capital of its own account
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     17,500 (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     17,500 (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      BD
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
______________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited II I.D. No. Foreign
      Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     6,400  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     6,400 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,400  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.02%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
___________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     AF:  Funds of Gabelli Performance Partnership
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     7,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     7,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     / x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 26 to Schedule 13D on Media General, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 29, 1989. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.



Item 3.   Source and Amount of Funds or Other Consideration
          Item to Schedule 13D is amended, in pertinent part, as follows:
          All Reporting Persons used an aggregate of approximate-ly $8,719,971 to purchase its Securities. GAMCO and GFI used ap-proximately $6,138,905 and $2,568,128, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. The approxiametely $12,938 used by Gabelli & Company to purchase the Securities for the discretionary accounts of certain of its clients was provided through such accounts (and, in the case of some of such accounts, may be through borrowings from client margin accounts).



Item 5.  Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 7,795,350 shares, repre-senting 30.35% of the 25,682,925 shares outstanding in the Issuer's most recently filed Form 10-Q dated April 29, 1994.
The Reporting persons beneficially own those Securities as follows:

                         Shares of           % of
                         Class A             Class of
Name                     Common Stock        Common

GFI
  As Principal                  0                0.00%
  As Agency             3,144,500               12.25%

GAMCO
  As Principal                  0                0.00%
  As Agent              4,617,450               17.97%

Gabelli & Company:
  Principal/Trading             0                0.00%
  Agency                   17,500                0.07%

GPP                         7,000                0.03%

GIL II                      6,400                0.02%

Mario Gabelli               2,500                0.01%



          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr.
Gabelli.

          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 373,100 of the reported shares, and except that GFI has sole dispositive and voting power with respect to the shares of the Issuer held by the The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Equity Trust, Inc. The Gabelli Convertible Securities Fund, The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Convertible Securities Fund, The Gabelli Global Interactive Couch Potato and/or The Gabelli Global Telecommunication Fund so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund (other than The Gabelli Growth Fund) shall respectively vote that Funds shares, and except that at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and except that that Gabelli & Company shares with the clients for whose accounts such Securities were purchased the voting and dispositive power with respect to the 17,500 shares purchased for such accounts, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    June 6, 1994


                              GABELLI FUNDS, INC.



                              By:_________________________
                                 J. Hamilton Crawford, Jr.
                                 Senior Vice President
                                 and General Counsel



                              GAMCO INVESTORS, INC.



                              By:_________________________
                                 Douglas R. Jamieson
                                 Chief Operating Officer and
                                 Executive Vice President



                              GABELLI & COMPANY, INC.



                              By:______________________________
                                 J. Hamilton Crawford, Jr.
                                 Senior Vice President
                                 and General Counsel



                              GABELLI INTERNATIONAL LIMITED II



                              By:___________________________
                                 Mario J. Gabelli, Chairman
                                 Investment Manager
                                 by: J. Hamilton Crawford, Jr.
                                     Attorney-in-fact


                              Gabelli Performance Partnership



                              By:________________________________
                                 Mario J. Gabelli,
                                 General Partner
                                 by: J. Hamilton Crawford, Jr.
                                     Attorney-in-Fact



                              Mario J. Gabelli


                              By:__________________________________
                                 J. Hamilton Crawford, Jr.
                                 Attorney-in-Fact

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli


     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Mor-
                                   gan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer



     J. Hamilton Crawford, Jr.     Vice President and Assistant
                                   Secretary

     Stephen G. Bondi              Vice President - Finance

     Joseph J. Frazzitta           Assistant Secretary



GAMCO Investors, Inc.

Directors:
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina Pitaro
     Joseph J. Frazzitta
     William F. Scholz

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     James E. McKee                Vice President, Legal and
                                   Compliance and Assistant
                                   Secretary

     J. Hamilton Crawford, Jr.     Assistant Secretary


Gabelli Securities, Inc.

Directors:

     Charles C. Baum               See above-Gabelli Funds, Inc.


     Joseph R. Rindler             Managing Director
                                   Gabelli & Company, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David Perlmutter              Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     J. Hamilton Crawford, Jr.     Vice President
                    and Assistant Secretary

     Erwin I. Mevorah              Vice President - Finance




Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Charles C. Baum               See above-Gabelli Funds, Inc.

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President/Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Vice President
                                   and Assistant Secretary

     Berton Seltzberg              Vice President - Compliance


GLI, Inc.

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Assistant Secretary




Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


     Pierson Management (Cayman)   P.O. Box 2003, Cayside Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

     Pierson Nominees (Cayman)     P.O. Box 2003, Cayside Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson (Cayman)          British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, B.W.I.

Officers:


     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary Pierson,
                                   Heldring &
                                   MeesPierson (Cayman) Islands
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, B.W.I.

     Sandra Wight                  Secretary and Assistant Treasurer
                                   MeesPierson (Cayman) Islands
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, B.W.I.




Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               Chief Financial Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Bradley J. Bell               Vice President & Treasurer
                                   Whirlpool Corp.
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357


     Richard J. Boyle              Chairman, The Boyle Group
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN 55343

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Robert C. Kolodny, M.D.       Medical Director and Chairman
                                   of the Board of The Behavorial
                                   Medicine Institute
                                   885 Oenoke Ridge Road
                                   New Canaan, CT  06840


     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549


Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Philip J. Lombardo            Office of the President

     Michael J. Small              Office of the President

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

     Mary J. Carroll               Administrative Assistant


Safety Railway Service Corporation
251 Welton Street
Hamden, CT 06517

Directors:

     Joseph P. Rhein               Chairman
                                   241 McClenaghan Mill Road
                                   Wynnewood, PA 19096

     William F. Bullis             Safety Railway Service Corporation
                                   265 Great Neck Road
                                   Great Neck, NY 11021

Officers:

     Robert E. Dolan               Controller

     Joseph H. Epel                Treasurer and Assistant
                                   Secretary


     James W. Toman                Assistant Secretary



Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Joseph P. Rhein               See above-Safety Railway

     William F. Bullis             See above-Safety Railway

Officers:

     John M. Martin                President

     James W. Toman                Chief Financial Officer

     Joseph H. Epel                Treasurer and Secretary

     Robert E. Dolan               Controller



Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  08062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation


Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     James M. Bucher               Asst. Vice President-
                                   Operations

     Mary Beth Baxter              Secretary & Treasurer

     Joseph H. Epel                Assistant Treasurer




Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND 58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer